NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 06-07

April 12, 2006

Cumberland Closes $5 Million Non-Brokered Flow-Through Private Placement

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to announce that it has closed its previously announced non-brokered private placement with CMP 2006 Resource Limited Partnership and Canada Dominion Resources 2006 Limited Partnership of 833,333 flow-through common shares at a price of $6.00 per share for aggregate gross proceeds of $5,000,000. The flow-through common shares are subject to a four month hold period.  The gross proceeds from the private placement of flow-through shares will be used for continued exploration of the Company’s Meadowbank gold project located in Nunavut, Canada and on other eligible properties.

Meadowbank Gold Project

The Meadowbank project is host to Canada’s largest pure gold open pit reserves with gold reserves estimated at 2.9 million ounces1.  Cumberland is advancing the Meadowbank project towards open pit production of 330,000 ounces of gold per year over an 8.1 year mine life with an estimated total cash cost of US$201 per ounce based on a feasibility study due diligence2 completed in December 2005.  Peak production is achieved in Year 1 with 451,000 ounces produced at an estimated cash cost of US$155 per ounce.  Final hearings in the permitting process were completed in March 2006 and operations from three, shallow open pits are planned to commence during the second half of 2008 provided all permits, licences and financing are received on a timely basis.

On March 30, 2006, the Company announced that its wholly-owned subsidiary, Meadowbank Mining Corporation, had received and accepted a commitment from a group of banks (Barclays Capital, Bayerische Hypo-und Vereinsbank and Société Générale) to arrange and underwrite a seven-year limited recourse gold loan facility for up to 420,000 ounces of gold, representing approximately 15% of Cumberland’s total proven and probable reserves.  At a Cdn$600 per ounce spot gold price, the monetized value of the gold loan would be approximately Cdn$250 million.

Meadowbank Gold Project Production Profile2 (Dec. 2005)

Open Pit Mineral Reserve (Proven & Probable)	2,890,000 ounces[1]
Metallurgical Recovery	93.2%
Mine Throughput	2.73 Mtpa
Mine Life	8.1 years
Average Annual Production Rate Years 1 to 4 Life of Mine	400,000 ounces 330,000 ounces
Total Cash Cost per Oz. Years 1 to 4 Life of Mine	US$175 US$201
Pre-production Capital Costs	US$235 million Cdn$313 million

Assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

Cumberland is a well financed mineral development and exploration company.  The Company has completed a bankable feasibility study on the Meadowbank gold project (100% interest) in Nunavut and is advancing the project towards production.  The Company also holds a 22% carried to production interest in the Meliadine West gold project and a 50% interest in the Meliadine East gold project, both located in Nunavut. The shares of Cumberland are traded on the Toronto Stock Exchange and the American Stock Exchange under the symbol CLG.

CUMBERLAND RESOURCES LTD.

“Kerry Curtis”

Kerry M. Curtis
President and CEO

For further information contact:  Kerry Curtis: President and CEO or Joyce Musial:  Manager, Investor Relations

1Meadowbank Gold Reserves (Fourth Quarter 2005) - The open pit mineral reserves have been prepared in accordance with NI 43-101. Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited is the independent Qualified Person responsible for preparation of stated reserves.

2Meadowbank Feasibility Study Due Diligence (December 2005) – As a requirement of bank financing, bank-appointed independent engineers SRK Consulting (UK) (“SRK”) completed a due diligence audit of the Meadowbank feasibility study completed in early 2005 by AMEC Americas Ltd. (“AMEC”). The results from the feasibility study by AMEC are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”).  Both the SRK and AMEC assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

Forward Looking Statements and Risks - This News Release contains “forward-looking statements”, including, but not limited to, statements regarding our expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in our AIF filed with the Securities Commissions of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia and the Toronto Stock Exchange and in our 20F filed with the United States Securities and Exchange Commission (the “SEC”).

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves - The estimates of mineral reserves described in this News Release have been prepared in accordance with Canadian National Instrument 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Guide 7.  Accordingly, the Company’s disclosure of mineral reserves in this News Release may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.